

06002802



SEC MAIL PROCESSING
RECEIVED
FEB 27 2006
WASH, D.C.
199
SECTION

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17714

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS J. RYAN INVESTMENT BROKERS, INC.
(~~File as confidential information~~)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 East Broward Boulevard, Suite 201
(No. and Street)

Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Ryan (954) 761-8595
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas J. Ryan Investment Brokers, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALICIA G. KOWALCZYK
Notary Public - State of Florida
My Commission Expires Mar 6, 2006
Commission # DD 097525
Bonded By National Notary Assn.



Signature

President
Title


2/24/06
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

THOMAS J. RYAN INVESTMENT BROKERS, INC.
d/b/a OCNAYR

TABLE OF CONTENTS



Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thomas J. Ryan Investment Brokers, Inc. d/b/a OCNAYR

We have audited the accompanying statement of financial condition of Thomas J. Ryan Investment Brokers, Inc. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Thomas J. Ryan Investment Brokers, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Ahearn, Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 14, 2006

American Institute of Certified Public Accountants • PCAOB Registered • Private Companies Practice Section

THOMAS J. RYAN INVESTMENT BROKERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 27,636
Advisory fees receivable	26,178
Certificate of deposit	1,015
Prepaid expenses	5,805
Computer equipment, net	2,740
TOTAL	$ 63,374

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 7,287
Income tax payable	10,000
TOTAL CURRENT LIABILITIES	17,287
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 7,500 shares authorized, issued and outstanding	7,500
Additional paid in capital	21,600
Retained earnings	16,987
TOTAL STOCKHOLDER'S EQUITY	46,087
TOTAL	$ 63,374

The accompanying notes should be read with this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Thomas J. Ryan Investment Brokers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The business is operated using the trade name "OCNAYR".

During the year ended December 31, 2005, the Company's revenues were solely from its investment banking activities. The Company had no retail customers, and therefore, it had no customer accounts for which it needed to operate on a fully disclosed basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less.

Computer Equipment

The Company's computer equipment is recorded at its cost of $2,930, and is being depreciated over its estimated useful life of three years using the straight line method of depreciation. Accumulated depreciation at December 31, 2005 is $190.

Fair Value of Financial Instruments

Cash, advisory fees receivable, certificate of deposit, prepaid expenses, and accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Statement of Comprehensive Income

A statement of comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", is not presented since the Company has no items of other comprehensive income. Comprehensive income is the same as net income.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $11,364, which was $6,364 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of 1.52 to 1, based on aggregate indebtedness of $17,287 as of December 31, 2005.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company compensates its sole employee and shareholder in a manner in which no payroll taxes are withheld and remitted by the Company on behalf of the employee/shareholder, no matching payroll taxes are remitted by the Company, and no payroll tax returns are prepared and submitted by the Company to the Internal Revenue Service. The Internal Revenue Service may assess fines and penalties against the Company for not withholding and remitting the required payroll taxes and for not filing payroll tax returns. No accrual has been made in the accompanying financial statements for the cost of actions, if any, that may be taken by the Internal Revenue Service against the Company for its non-compliance with applicable tax regulations.